UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(X)	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2008

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _______.

Commission File Number:  000-21531

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Natural Foods, Inc. Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Natural Foods, Inc.
313 Iron Horse Way
Providence, RI 02908

REQUIRED INFORMATION

I.	Financial Statements

The United Natural Foods, Inc. Retirement Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following Plan financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA, as permitted by Item 4 of Form 11-K:

Note:  Additional supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are either not applicable or the information required therein has been included in the financial statements or notes thereto.

II.	Exhibits

23	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Plan Administrator
United Natural Foods, Inc. Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the United Natural Foods, Inc. Retirement Plan (the "Plan") as of July 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended July 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of July 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended July 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of July 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG, LLP

Providence, Rhode Island
May 11, 2009, except as to Note 8(d), which is as of September 10, 2009

UNITED NATURAL FOODS, INC. RETIREMENT PLAN

Statements of Net Assets Available for Benefits

July 31, 2008 and 2007

	2008	2007
Assets:
Investments at fair value:
Non-interest bearing cash	$-	$361
Interest bearing cash	246,061	286,408
Mutual funds	45,925,210	49,827,173
Common collective trust	9,024,010	7,839,291
United Natural Foods, Inc. Company Stock	6,156,839	6,733,843
Participant loans	3,162,879	2,770,673
Total investments	64,514,999	67,457,749
Receivables:
Employee contributions	242,802	215,679
Employer contributions	23,266	86,523
Other receivables	652	-
Total receivables	266,720	302,202
Accrued income	642	1,276
Total assets	64,782,361	67,761,227

Liabilities:
Excess contributions payable	141,179	137,166
Total liabilities	141,179	137,166
Net assets available for benefits at fair value	64,641,182	67,624,061

Adjustments from fair value to contract value for fully benefit-responsive investment contracts - Fidelity Advisor Stable Value Portfolio (Note 2(c))	233,696	89,758
Net assets available for benefits	$64,874,878	$67,713,819

See accompanying notes to financial statements.

UNITED NATURAL FOODS, INC. RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended July 31, 2008

Investment income (losses):
Interest and dividends	$3,901,628
Net depreciation in fair value of investments	(10,204,073)
Total investment losses	(6,302,445)
Contributions:
Employee contributions	6,299,158
Employer contributions	2,418,794
Rollover contributions	567,181
Total contributions	9,285,133
Total additions	2,982,688
Deductions from net assets attributed to:
Benefits paid directly to participants	5,776,921
Deemed distributions of participant loans	10,727
Administrative expenses	33,981
Total deductions	5,821,629
Net decrease	(2,838,941)
Net assets available for benefits, beginning of plan year	67,713,819
Net assets available for benefits, end of plan year	$64,874,878

See accompanying notes to financial statements.

UNITED NATURAL FOODS, INC. RETIREMENT PLAN

Notes to Financial Statements
July 31, 2008 and 2007

(1)	Plan Description

The following description of the United Natural Foods, Inc. Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, including the adoption agreement, for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan providing retirement benefits for all eligible employees of United Natural Foods, Inc. (the “Company”).  Substantially all employees who have completed six months of service are eligible to join the Plan on the first day of each month.  The Plan initially became effective on October 1, 1989 and the adoption agreement was amended effective January 1, 2006.  The Plan’s plan year ends on July 31.  The “Plan Administrator” is the Company.

The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)	Contributions

Each year, participants may contribute up to 60% of their pretax eligible compensation, as defined in the Plan, subject to limitations established by the Internal Revenue Code.

The Company may elect to make discretionary matching contributions to the Plan. During the year ended July 31, 2008, the Company matched 50% up to 8% of eligible compensation that a participant contributed to the Plan.

(c)	Participant Accounts

The Plan record keeper maintains an account in the name of each participant to which each participant’s contributions, the Company’s contributions for such participant, and the participant’s share of the net earnings, losses and expenses, if any, of the various investments are recorded.  Allocations are generally based on eligible participant account balances.  The earnings on the assets held in each of the funds and all proceeds from the sale of such assets are held and reinvested in the respective funds.

Participants may transfer rollover contributions of before-tax dollars from a prior employer’s eligible retirement plan, as defined in the Plan, or an Individual Retirement Account, into their Plan accounts.  Rollovers must be made within the time limits prescribed by the Internal Revenue Service.

(d)	Vesting

Participants are immediately fully vested in their rollover contributions, employee pretax contributions, qualified nonelective contributions and any earnings thereon. Vesting in the Company’s contribution portion of a participant’s account (whether through matching or nonelective contributions) plus any earnings thereon is based on years of continuous service. Generally, a participant is 100% vested in such contributions after five years of credited service, with 20% vesting each year over five years.  Participants earn one year of service for each twelve months of service completed with the Company.

(e)	Participant Loans

Participants (other than eligible employees who have made rollover contributions to the Plan but are not yet active participants, or owner-employees or shareholder-employees) may borrow from their fund accounts.  Loans are secured by the vested portion of a participant’s account balance, with a $1,000 minimum principal amount for each loan and a maximum principal amount that cannot exceed the lesser of $50,000 or 50% of the participant’s vested account balance. The loans have a maximum term of five years (except for loans used to purchase principal residences), but become immediately payable upon death, termination, or disability.  The loans bear interest at rates that range from 4.0% to 10.5%, which are commensurate with local prevailing rates as determined by the Plan Administrator at the date of the loan. Principal and interest are paid ratably through automatic payroll deductions.

(f)	Distribution of Benefits

Participants (or, in the event of a participant’s death, his beneficiary) may request a distribution of all or part of the value in their accounts in accordance with the terms and conditions of the Plan upon retirement, termination of service, disability, or death. In addition, participants who have attained age 59 1/2 may elect to withdraw all or a portion of their vested accounts while they are still employed by the Company.  Participants with account balances greater than $1,000 may defer receipt of their distributions until they are required by law to receive minimum required distributions.

Benefit payments may be made in a lump-sum distribution or in installments. The participant or beneficiary is entitled to select the manner in which benefit payments are received subject to the terms of the Plan. If the participant’s vested account balance is $1,000 or less, payment must be made in a lump-sum distribution.

Withdrawals of deferral contributions for financial hardship are permitted provided they are for a severe and immediate financial need, and that the participant has exhausted all other assets reasonably available to him, including obtaining a loan from the Plan and any other qualified plan maintained by the Company, prior to obtaining the hardship withdrawal.

(g)	Forfeited Amounts

At July 31, 2008 and 2007, the balance of forfeited nonvested accounts totaled $73,641 and $2,489, respectively. These account balances are used to reduce future employer contributions. During the year ended July 31, 2008, forfeited amounts totaling $53,117 were used to reduce employer contributions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Payments of Benefits

Benefits are recorded when paid.

(c)	Valuation of Investments

On December 29, 2005, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"). The FSP provides a definition of fully benefit-responsive investment contracts and guidance on financial statement presentation and disclosure of fully benefit-responsive investment contracts.

The Plan adopted the FSP during the year ended July 31, 2007. One of the investment options offered by the Plan, the Fidelity Advisor Stable Value Portfolio, is a common collective trust that is invested in contracts deemed to be fully benefit-responsive within the meaning of the FSP. The FSP requires that this investment be reported at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, investments as reflected in the Statements of Net Assets Available for Plan Benefits state the Fidelity Advisor Stable Value Portfolio at its fair value, with a corresponding adjustment to reflect the investment at contract value.

The Plan’s investments are stated at fair value. Shares of registered investment companies and the United Natural Foods, Inc. Company Stock Fund are valued at quoted market prices, as reported by Fidelity Management Trust Company. Money market funds and participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Administrative Expenses

Administrative expenses as reported on the financial statements include various fees charged to participants for transactions. All other administrative expenses including legal and audit fees are paid by the Company.

(e)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

(f)	Risks and Uncertainties

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(3)	Investments

The following investments at fair value represent 5% or more of the Plan’s net assets available for benefits at July 31, 2008 and 2007:

Description	2008	2007
Fidelity Advisor Stable Value Portfolio	$9,024,010	$7,839,291
United Natural Foods, Inc. Company Stock	6,156,839	6,733,843
Fidelity Advisor Mid Cap Fund	4,864,113	6,006,616
Fidelity Advisor Growth & Income Fund	3,618,638	3,937,922
Fidelity Advisor Freedom 2020 Fund	3,540,164	3,545,052
Fidelity Advisor Diversified International Fund	3,520,177	4,249,743
Fidelity Advisor Dynamic Capital Appreciation Fund	**	3,872,415
Dreyfus S&P 500 Index Fund	**	3,510,631

** Amount represents less than 5% of the Plan’s net assets during the respective year, presented for comparative purposes.

During the year ended July 31, 2008, the Plan’s investments (including gains and losses on investments bought, sold, and held during the years) depreciated in value as follows:

2008
Mutual funds	$(8,376,941)
United Natural Foods, Inc. Company Stock	(1,827,132)
$(10,204,073)

(4)	Related Party Transactions

Certain Plan investments are shares of registered investment companies and common collective trusts managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee and custodian as defined by the Plan. Transactions involving these funds qualify as party-in-interest. In addition, at July 31, 2008 and 2007, the Plan held 320,335 and 247,295 shares of the Company’s common stock, par value $0.01 per share, in the United Natural Foods, Inc. Company Stock Fund, respectively.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions set forth in ERISA and the Internal Revenue Code. In the event of plan termination, participants will become 100% vested in their accounts.

(6)	Income Tax Status

The Plan is a nonstandardized safe harbor prototype plan sponsored by Fidelity Management and Research Company. Fidelity Management and Research Company obtained an opinion letter on the Plan dated October 9, 2003 stating that the form of the Plan is acceptable under Section 401 of the Internal Revenue Code. Generally, the Plan Administrator and the Plan may rely on the opinion letter received by Fidelity Management and Research Company as to the form of the Plan qualifying under the Internal Revenue Code (except as otherwise noted in the opinion letter). Additionally, the Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at July 31, 2008 and 2007 to Form 5500:

	2008	2007
Net assets available for benefits per financial statements	$64,874,878	67,713,819
Plus excess contributions payable current year	141,179	137,166
Adjustment for benefit payments requested but not yet
paid at plan year end	(2,028)	—
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	(233,696)	(89,758)
Net assets available for benefits per the Form 5500	$64,780,333	67,761,227

The following is a reconciliation of employee contributions, total additions, and total deductions per the financial statements for the year ended July 31, 2008 to Form 5500:

2008
Employee contributions per the financial statements	6,299,158
Plus excess contributions payable current year	141,179
Difference between prior year actual and accrual for excess contributions	(17,360)
Employee contributions per the Form 5500	6,422,977

Total additions per the financial statements	2,982,688
Change in the adjustment from contract value to fair value for fully
benefit-responsive investment contracts	(143,938)
Items to reconcile employee contributions per the financial statements to
employee contributions per the Form 5500 (see above)	123,819
Total income per the Form 5500	2,962,569

Total deductions per the financial statements	5,821,629
Adjustment for benefit payments requested but not yet paid	2,028
Plus excess contributions paid during the current year	119,806
Total expenses per the Form 5500	5,943,463

(8)	Subsequent Events

(a)	On December 31, 2008, all participant accounts in the Millbrook Distribution Services, Inc. Retirement Plan were merged into the Plan. Balances of $22,336,914 were transferred into the Plan.

(b)	The Plan was amended effective January 1, 2009, to modify the vesting schedule to 25% annually, with 100% vesting after four years of service.

(c)
Subsequent to the end of the plan year ended July 31, 2008, credit and capital market disruptions resulted in substantial volatility in the banking system and financial markets. These and other economic events have had a significant impact on investment portfolios. As a result, the fair value of the Plan’s investments has significantly fluctuated since July 31, 2008.

(d)
By a letter dated November 1, 2007, the US Department of Labor (“DOL”) initiated a review of the Plan’s operations. The DOL informed the Plan Sponsor by letter dated April 9, 2009, that it had found the Plan Sponsor delinquent in remitting participants’ contributions.  The Plan Sponsor vigorously opposed this finding and responded to the DOL by letter dated April 23, 2009.  The DOL has informed the Plan Sponsor, by letter dated August 17, 2009, that the Sponsor’s proposed corrective action plan to prospectively reduce the time to remit payroll contributions to five business days is sufficient and no further action would be taken.

Schedule 1

UNITED NATURAL FOODS, INC. RETIREMENT PLAN

Schedule H, line 4i – Schedule of Assets (Held at end of Year)
July 31, 2008

Identity of issuer, borrower,		Number of	Current
lessor, or similar party	Description of investment	units/shares	value

Cash (including money market accounts, certificates of deposit, and cash equivalents):
	Institutional Money Market Fund – Fund 059	246,061	$246,061
Mutual funds:
Dreyfus	Premier Intermediate Fund	206,304	2,479,771
*Fidelity	Advisor High Income Advantage Fund	192,161	1,773,642
Janus	Advisor Flexible Bond Fund	146,173	1,748,232
*Fidelity	Advisor Asset Manager 70% Fund	82,869	881,728
Domini	Social Equity Fund	36,470	1,028,078
Dreyfus	S&P 500 Index Fund	86,084	3,099,882
*Fidelity	Advisor Dividend Growth Fund	208,719	2,210,332
*Fidelity	Advisor Dynamic Capital Appreciation Fund	177,370	3,045,436
*Fidelity	Advisor Growth & Income Fund	203,066	3,618,638
*Fidelity	Advisor Large Cap Fund	160,456	2,594,568
*Fidelity	Advisor Leveraged Company Stock Fund	51,174	1,866,302
*Fidelity	Advisor Mid Cap Fund	246,909	4,864,113
*Fidelity	Advisor Small Cap Fund	98,793	2,271,251
RS	RS Partners	22,284	652,712
*Fidelity	Advisor Diversified International Fund	186,945	3,520,177
*Fidelity	Advisor Overseas Fund	62,087	1,251,045
*Fidelity	Advisor Freedom 2005 Fund	335	3,673
*Fidelity	Advisor Freedom 2010 Fund	120,913	1,361,478
*Fidelity	Advisor Freedom 2015 Fund	9,147	103,275
*Fidelity	Advisor Freedom 2020 Fund	295,260	3,540,164
*Fidelity	Advisor Freedom 2025 Fund	992	11,453
*Fidelity	Advisor Freedom 2030 Fund	97,972	1,214,857
*Fidelity	Advisor Freedom 2035 Fund	4,176	48,897
*Fidelity	Advisor Freedom 2040 Fund	211,887	2,671,898
*Fidelity	Advisor Freedom 2045 Fund	1,318	12,934
*Fidelity	Advisor Freedom 2050 Fund	166	1,609
*Fidelity	Advisor Freedom Income Fund	4,792	49,065
	Subtotal Mutual Funds		45,925,210
Common Collective Trusts:
*Fidelity	Advisor Stable Value Portfolio	9,257,706	9,024,010
	Subtotal Common Collective Trusts		9,024,010
Corporate Stock (including Employer stock)
*United Natural Foods, Inc.	Common Stock	320,335	6,156,839
	Subtotal Corporate Stock		6,156,839
Participant Loans:
*Participant loans	Interest rates ranging from 4.0% to 10.5%
	and maturities from August 1, 2008
	through July 17, 2018	—	3,162,879
	Total (Held at End of Year)		$64,514,999
*Party in-interest

See accompanying report of independent registered public accounting firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Natural Foods, Inc. Retirement Plan

Date: October 29, 2009	By: /s/ Mark E. Shamber
Mark E. Shamber
Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm